This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Uranium Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

June 25, 2007

Item 3.

Press Release

Issued on June 25, 2007, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Uranium Inc. provides an update of the Company’s ongoing uranium exploration programs in the Athabasca Basin of Saskatchewan.  Exploration programs are underway at the Coin Canyon uranium project, and the Collins Bay Extension (“CBE”) uranium project.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 25th day of June, 2007.	“Praveen K. Varshney”
Praveen K. Varshney
Name Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN URANIUM INC.

FOR IMMEDIATE RELEASE

Monday, June 25, 2007

Contact:

Investor Relations

(No.2007-06-14)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Updates Athabasca Basin Uranium Exploration

Vancouver, British Columbia – June 25, 2007 – Northern Canadian Uranium Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to provide an update of the Company’s ongoing uranium exploration programs in the Athabasca Basin of Saskatchewan.  Exploration programs are underway at the Coin Canyon uranium project, and the Collins Bay Extension (“CBE”) uranium project.  The Company has initiated evaluation of the Coin Canyon project located approximately 40 km east of the Beaverlodge uranium district and Uranium City, and 10 km north of Lake Athabasca, on the north side of the Athabasca Basin.  The project contains three historic uranium occurrences reported in assessment reports.  The primary prospect contains high-grade pitchblende and gummite that occurs in a shear-zone hosted within bedded paragneiss with granitic phases.  The only reported samples from the prospect contain 3.66% U3O8 over 0.61 m and 3.37% U3O8 from a second sample, located 35 meters to the north (these results are reportedly from geochemical assays which are not compliant with NI 43-101 and must be verified).  The uranium occurrences are hosted in rocks that occur stratigraphically below the Athabasca sandstones, in areas where the sandstones have been removed, such that the uranium occurrences are located in outcrops at surface.  A historic airborne radiometric survey, completed by Coin Canyon Mines in 1968 identified an area of anomalous gamma radiation and ground follow-up surveys identified 15 prospects in total.  Northern Canadian will prospect and sample the property in the coming month.  Ground geophysical surveys will be conducted, based on the results of the sampling program.  Drill targets will be identified by the September of this year.  The project consists of one claim covering 923 hectares and the Company holds a 90% interest in the property.

The Collins Bay Extension project contains over 37,000 hectares of contiguous mining claims located at the eastern end of the Athabasca Basin, adjacent to Cameco’s Eagle Point uranium mine, and the historic Rabbit Lake uranium mine and mill.  The Company is taking a two staged approach to exploration on this highly prospective property.  The project contains a series of northeast trending fault zones that are hosted in the same rocks that host the major uranium deposits of the region.  These fault zones are accompanied by geophysical conductors that have a cumulative strike length in excess of 100 kilometers.  The Company is now developing a geochemical sampling method designed to identify areas containing elevated uranium within this extensive series of fault zones.  Orientation surveys are being conducted over an area containing a known and proven uranium deposit, and the Company will collect a systematic distribution of samples over the prospective fault zones, throughout the CBE property.  The geochemical results will allow the staff to identify the highest priority target areas for future drilling.

In the second stage of the exploration program staff geologists are following up on the results from the winter drill program.  Drill holes CB 06 and 07 intersected prospective, highly altered rocks containing elevated uranium mineralization within a northeast trending fault zone, interpreted to be the extension of the Collins Bay fault zone.  Historic drill holes are being re-logged to determine stratigraphic relations and to further understand the geology of the region.  Drill hole data is being integrated with the Company’s extensive geological database and GIS project to help prioritize exploration drill targets.  The geochemical sampling program and the drilling follow-up program are seeking to identify uranium mineralization within the Collins Bay fault zone, or similar fault structures.  The Collins Bay fault zone is the principal host for the Eagle Point uranium deposit, which contains over 140 million pounds of U3O8, and is located 8 km south of the Company’s southern property line.

Northern Canadian Uranium Inc. (NCA)

Northern Canadian Uranium is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is also exploring six uranium exploration projects in Wyoming and three projects in South Dakota.  One project contains a NI 43-101 compliant indicated uranium resource of 400,000 lbs eU3O8.  The Company has three properties in southwest Nevada and two uranium concessions in Mali, West Africa.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, CA

President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca